
January 12, 2018

Rajib Chanda, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001

Re: Tortoise Tax-Advantaged Essential Assets Interval Fund, Inc.
        File Nos. 333-222070 and 811-23318

Dear Mr. Chanda:

On December 15, 2017, you filed a registration statement on Form N-2 on behalf of Tortoise Tax-Advantaged Essential Assets Interval Fund, Inc., (the "Fund") in connection with the registration of its common stock. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

Investment Strategies

1.   The second paragraph of this section states that the Fund will invest primarily in securities "related to essential assets and services." Since the name of the Fund includes the terms "tax-advantaged" and "essential assets," please precisely define these terms. Also, revise this section to provide a policy to invest at least 80% of the Fund's assets in tax-advantaged securities issued for essential assets. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the "Investment Company Act").

2.   Please disclose in this section that, as disclosed in the last paragraph on page 2 of the prospectus, the Fund may invest in debt securities of any maturity and credit quality, but expects to primarily invest in high-yield or "junk" bonds.

Prospectus Summary — Investment Strategies (Page 1)

3.   This section states that the Fund will pursue investment opportunities expected to be primarily comprised of "direct and non-direct origination" Municipal-Related Securities. Please provide a definition for "non-direct origination" Municipal-Related Securities in this section.

4.   This section also states that the Fund may use various derivative instruments. Please explain to us how the Fund's derivative investments will be valued for purposes of the Fund's policy to invest at least 80% of its assets in tax-advantaged securities issued for essential assets and confirm to us that the notional value of these investments will not be used for purposes of this 80% policy.

Prospectus Summary — Leverage (Page 3)

5.   This section states that the Fund may, in the future, issue preferred stock. Please confirm to us that the Fund does not intend to issue preferred stock during the first 12 months following effectiveness of this registration statement. Please also disclose in this section that all fees and expenses incurred in connection with borrowing money or issuing and servicing debt securities and preferred stock will be indirectly borne by the Fund's common shareholders.

Prospectus Summary — Distributions (Page 3)

6.   Please disclose in this section that, as stated in the "Distributions" section on page 32 of the prospectus, the Fund's distributions may include a return of capital. Please also disclose in this section that a return of capital is a return to investors of a portion of their original investment in the Fund, and briefly describe the tax implications for shareholders of a return of capital distribution.

Prospectus Summary — Adviser (Page 4)

7.   This section describes the fee paid to the Fund's Adviser, which is based on the Fund's total assets. Please explain to us how the Fund's derivative investments will be valued for purposes of calculating the Adviser's fee, and confirm to us that the notional value of the Fund's derivative investments is not used for this purpose.

Prospectus Summary — Risks (Page 6)

8.   This section describes 31 risks that may adversely impact the Fund. In order to provide more meaningful disclosure for investors, please revise this section of the prospectus so that it only describes the Fund's ***principal*** investment risks, and provide non-principal risk disclosure

elsewhere in the prospectus. Additionally, since the Fund will invest primarily in junk bonds, please enhance the Fund's disclosures regarding junk bond risk and interest rate risk, and make them more prominent.

Summary of Fund Expenses (Page 19)

9.   Footnote (5) to the fee table states that the Fund and the Adviser have entered into an Expense Limitation and Reimbursement Agreement. Please confirm to us that this agreement will remain in place for at least one year from the effective date of the registration statement, and file a copy of the agreement as an exhibit to the registration statement.

10.   The paragraph following the Example states that "[t]he example ***and the expenses in the tables*** . . . should not be considered a representation of our future expenses." (Emphasis added.) Please delete "and the expenses in the tables" from this disclosure. See Instruction 11.d to Item 3 of Form N-2.

Use of Proceeds (Page 21)

11.   This section states that the Fund expects to use the net proceeds from the offering in accordance with its investment objective within a "three- to six-month timeframe." Please disclose the reasons for this expected delay. See Guide 1 to Form N-2.

Management of the Fund — Municipal Investment Committee (the "MIC") (Page 45)

12.   This section, along with the section captioned "Investment Team" which immediately follows this section, provides information regarding the six members of the MIC and Investment Team. Please disclose clearly which of the group of individuals listed in these two sections is primarily or jointly and primarily responsible for the day-to-day management of the Fund's portfolio. See Instruction to Item 9.1.c. of Form N-2.

Automatic Distribution Reinvestment Plan (Page 58)

13.   The fifth paragraph in this section states that "the Fund reserves the right to amend the Plan to include a service charge payable by the participants." Please explain to us how shareholders will be notified of any future service charge.

Certain Provisions in Our Charter and Bylaws — Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws (Page 61)

14.   This section discusses various aspects of the Fund's Charter and Bylaws, and Maryland General Corporation Law. The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the "MCSAA"), its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC Staff No-Action Letter (Nov. 15, 2010). Since the Fund is a

Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Principal Investment Strategies — Restricted Securities, Including Securities of Private Companies (Page 11)

15.   This section describes the Fund's private investments. Please explain to us whether the Fund will invest in any hedge funds and/or private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act. We may have additional comments after reviewing your response.

Management of the Fund — Directors and Officers (Page 18)

16.   We note that much of the information for this section will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Fund's directors including, for each individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund. See Item 18.17 of Form N-2.

GENERAL COMMENTS

17.   Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund's offering.

18.   We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

19.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

20.   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

21.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel